UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SEATECH VENTURES CORP.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

812442101

(CUSIP Number)

Chin Chee Seong

11-05 & 11-06, Tower A, Avenue 3 Vertical Business Suite,

Jalan Kerinchi, Bangsar South, 59200 Kuala Lumpur, Malaysia

+603 8480 1788

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812442101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) METITA SDN. BHD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION MALAYSIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,744,587
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,744,587
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,744,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.024%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 812442101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GREENPRO ASIA STRATEGIC SPC - GREENPRO ASIA STRATEGIC FUND SPC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 42,522,139
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 42,522,139
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,522,139
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.185%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 812442101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHIN CHEE SEONG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION MALAYSIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,844,587 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,844,587 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,844,587 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.228%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes (i) 15,100,000 shares of common stock owned directly by Mr. Chin Chee Seong, and (ii) 5,744,587 shares of common stock held by Metita Sdn. Bhd. over which Mr. Chin may be deemed to possess indirect beneficial ownership.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of SEATech Ventures Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11-05 & 11-06, Tower A, Avenue 3 Vertical Business Suite, Jalan Kerinchi, Bangsar South, 59200 Kuala Lumpur, Malaysia.

Item 2. Identity and Background.

(a)	This schedule 13D is being filed on behalf of:

(i)	Metita Sdn. Bhd., a company incorporated in Malaysia and wholly owned by Mr. Chin Chee Seong;
(ii)	Greenpro Asia Strategic SPC - Greenpro Asia Strategic Fund SPC; and
(iii)	Chin Chee Seong, the Company Chief Executive Officer and Board of Directors of the Company.

(b)	The principal business address of Metita Sdn. Bhd. and Chin Chee Seong is at No. 1-09, Jalan Pandan Prima 2, Dataran Pandan Prima 55100 Kuala Lumpur, Kuala Lumpur 55100, Malaysia.

(c)	The principal business address of Greenpro Asia Strategic SPC – Greenpro Asia Strategic Fund SP is at Harneys Services (Cayman) Ltd, Floor Grand Cayman 10240, Cayman Islands.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Metita Sdn. Bhd. is a company incorporated in Malaysia.

(g)	Chin Chee Seong is citizens of Malaysia.

(h)	Greenpro Asia Strategic SPC – Greenpro Asia Strategic Fund SP is a company incorporated in Cayman Islands.

Item 3. Source or Amount of Funds or Other Consideration.

All the Reporting Persons obtained the shares of Common Stock from the cash generated from their normal business operations.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of common stocks for investment purposes, and the Reporting Persons may purchase additional shares for the same purpose.

Item 5. Interest in Securities of the Issuer.

(a,b) The information set forth on the cover pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Person is incorporated by reference into this Item 5. The Reporting Person has the sole power to vote or dispose of their shares listed on the cover page of this Schedule 13D.

(c) The Reporting Person has not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7. Material to Be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METITA SDN. BHD

Date: 3 December 2024	By:	/s/ Chin Chee Seong
	Name:	Chin Chee Seong
	Title:	Director

GREENPRO ASIA STRATEGIC SPC - GREENPRO ASIA STRATEGIC FUND SPC

Date: 3 December 2024	By:	/s/ Chen Yan Hong
	Name:	Chen Yan Hong
	Title:	Director

CHIN CHEE SEONG

Date: 3 December 2024	By:	/s/ Chin Chee Seong
	Name:	Chin Chee Seong